UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                                    made on January 25, 2013.


                                    Under the Securities Exchange Act of 1934


                              Issuer-WisdomTree Investments, Inc.

                            Securities Class-common

                                         CUSIP Number-97717P104

                             Event  Requiring Filing -December 31, 2012

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 97717P104

                              Reporter- Horizon Kinetics LLC
                              Tax ID#45-0642972

                               Place of Organization-Delaware

                                Number of Shares-sole voting power-6,846,590
                                Sole dispositive power-6,846,590
                                Amount beneficially owned-6,846,590


                                Percent of Class represented by above-5.47%

                                 Type of Reporting Person-HC

Name of Issuer-WisdomTree Investments, Inc.
Address of Issuer-380 Madison Avenue, 21st Floor, New York, New York 10017

Name of Person Filing-Horizon Kinetics LLC
Address -470 Park Avenue South, 4th Floor South, New York, New York 10016 Citizenship-Delaware
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-6,846,590
Percent of class-5.47%
sole voting power-6,846,590
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-6,846,590
shared power to dispose/direct the disposition-0



Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-January 25, 2013

Signature-Andrew M. Fishman
Title-Associate General Counsel
Horizon Kinetics LLC